EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share data)
BASIC

Net Income (Loss) available on preferred shares	$(15,020)	$(1,962)	$724
/ Weighted Average Shares	3,736	3,731	3,833

Basic Earnings Per Share	$(4.02)	$(0.53)	$0.19

DILUTED
Net Income (Loss) available on preferred shares	$(15,020)	$(1,962)	$724
/ Weighted Average Shares	3,736	3,731	3,875

Diluted Earnings Per Share	$(4.02)	$(0.53)	$0.19

Notes:
•	Where applicable, diluted share computations include the effects of outstanding stock options.

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